UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Trans-Lux Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

893247304

(CUSIP Number)

Unilumin North America, Inc.

c/o Unilumin LED Technology FL LLC

254 West 31st Street

New York, NY 10001

(732) 904-2037

Attn: Nicholas J. Fazio, Chief Executive Officer

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 5, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893247304

1	NAME OF REPORTING PERSON

Unilumin North America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,985,892 shares of common stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,985,892 shares of common stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,985,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.2% (1)
14	TYPE OF REPORTING PERSON

CO

(1)	Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based upon 13,381,476 shares of common stock outstanding on April 5, 2019 reflected in the records of the Issuer.

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CUSIP No. 893247304

1	NAME OF REPORTING PERSON

Nicholas J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,985,892 shares of common stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,985,892 shares of common stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,985,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.2% (1)
14	TYPE OF REPORTING PERSON

IN/HC

(1)	Calculated in accordance with Rule 13d-3 of the Exchange Act, based upon 13,381,476 shares of common stock outstanding on April 5, 2019 reflected in the records of the Issuer.

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CUSIP No. 893247304

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated to read as follows:

Unilumin initially acquired 1,315,789 shares of Common Stock for the aggregate cost of $1,500,000 on November 2, 2018, pursuant to a securities purchase agreement (the “SPA”) in entered into on such date with the Issuer for the purchase of the Common Stock and a warrant to purchase 5,670,103 shares of Common Stock with an exercise price of $0.97 per share (the “Warrant”).

On March 4, 2019, the Issuer and Unilumin entered into a side letter to the SPA (the “Side Letter”). The Side Letter provided, among other things, for (i) the extension of the expiration date of the Issuer’s $2,500,000 rights offering from March 1, 2019 to April 5, 2019 (the “Rights Offering”); (ii) the exercise by Unilumin on March 4, 2019 of the Warrant for the purchase of 2,061,856 shares of Common Stock; and (iii) the future exercise by Unilumin of the Warrant to purchase the remaining 3,608,247 shares of Common Stock under the Warrant simultaneously with the closing of the Rights Offering.

On April 5, 2019, in connection with the closing of the Rights Offering, Unilumin exercised the Warrant to purchase the remaining 3,608,247 shares of Common Stock under the Warrant. The aggregate number of shares of Common Stock which Unilumin holds as a result of the November 2, 2018 private placement, and following the exercise in full of the Warrant, is 6,985,892. The terms of the private placement, including the material documentation relating thereto, are further described in the Issuer’s Current Reports on Form 8-K filed with the SEC on November 8, 2018 and March 6, 2019.

Unilumin used its own assets to purchase the securities described in this Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read as follows:

(a) and (b) As of April 5, 2019, Unilumin beneficially owned and had sole voting and dispositive power with respect to 6,985,892 Shares, representing approximately 52.2% of the Issuer’s outstanding common stock, based upon 13,381,476 shares of common stock outstanding on April 5, 2019 reflected in the records of the Issuer, and calculated in accordance with Rule 13d-3 of the Exchange Act. The 13,381,476 shares of common stock of the Issuer outstanding represents the sum of (i) 3,624,973 shares outstanding on November 8, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018, (ii) 5,670,103 shares issued to Unilumin upon the exercise in full of the Warrant, (iii) 2,500,000 shares issued in connection with the exercise of the rights issued in the Rights Offering and (iv) 1,586,400 shares of issued upon a conversion of shares of the Issuer’s Series B Convertible Preferred Stock in March 2019.

As of April 5, 2019, Fazio may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by Unilumin.

(c) Except as described in this Schedule 13D, no Reporting Person has effected any transaction in the Shares in the 60 days prior to the filing of this Schedule 13D.

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CUSIP No. 893247304

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

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CUSIP No. 893247304

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 15, 2019

UNILUMIN NORTH AMERICA INC.

/s/ Nicholas J. Fazio
Nicholas J. Fazio
Chief Executive Officer

Nicholas J. Fazio

/s/ Nicholas J. Fazio
Nicholas J. Fazio

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